RMS

SI

18006673

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 22 2018 Washington DC 415

SEC FILE NUMBER
8- 066310 RMS

8-66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Whitewater Drive - Suite 100
(No. and Street)

Minnetonka	Minnesota	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wright — (952) 484 - 0083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd.	Katy	Texas	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerBank Securities, Inc., as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JAN MAREE NICKELLS
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerBank Securities, Inc.
Statement of Financial Condition
as of December 31st, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
100 - Wells Fargo 5617127674	8,012.83
1011 a - Securities Public Liqu	4,439.01
Total Checking/Savings	12,451.84
Accounts Receivable	
102 Commission Rec. Issuers	150.00
Total Accounts Receivable	150.00
Total Current Assets	12,601.84
Fixed Assets	
109 Computer Equipment	26,799.89
110 Accum. depr - computer	-26,799.89
Total Fixed Assets	0.00
Other Assets	
121 Deposit -- Rent	800.00
Total Other Assets	800.00
TOTAL ASSETS	**13,401.84**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	
2002 - American Express CC	1,127.42
2002.5 - Citi (Costco)	926.93
2004 - VISA BBSI 2333	504.17
2032 - Ted Weldon	94.84
Total 200 Accounts Payable	2,653.36
2021 - SIPC	386.12
Total Accounts Payable	3,039.48
Total Current Liabilities	3,039.48
Total Liabilities	3,039.48
Equity	
300 Common Shares	72,353.14
301 Preferred shares	
3011 Preferred Shares Series A	1,806.14
3012 Preferred Shares Series B	2,750.00
3013 Preferred Shares Series C	7,000.00
Total 301 Preferred shares	11,556.14
303 Dividends	-19,502.83
304 Retained Earnings	-53,879.20
Net Income	-164.89
Total Equity	10,362.36
TOTAL LIABILITIES & EQUITY	**13,401.84**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Statement of Operations
for the Year-ending December 31st, 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
402 Consulting - Other	1,800.00
403 Corporate Financing - Other	78,750.00
405 Mutual Fund Commissions	10,131.10
407 Other Revenues	6,500.00
410 Private Placement Comm.	271,834.47
411 Investment Banking Fees	0.00
412 Reimbursed Expenses	27.97
414 Investment Income	149.45
417 Services	388.40
Total Income	369,581.39
Expense	
500 Accounting-Tax Fees	0.00
501 Amortization Expense	15.00
502 Audit fees	3,500.00
503 Automobile Expense	11,081.40
504 Bank charges	809.99
505 Bank Service Charges	264.18
507 Commission Expense	203,592.65
507.5 - Investment Banking Fees	37,000.00
508 Computers and Web-Site	6,194.61
513 Courier - Fedex and UPS	41.86
521 Insurance Coverages	12,361.96
522 Interest Expense	135.90
527 FINRA-IARD Fees and Fines	15,037.02
530 Office Supplies	1,965.44
531 Intuit/Paychex Payroll	150.35
532 Postage	208.49
538 Rent	10,996.00
540 Research costs	1,602.24
542 SIPC	567.46
545 Taxes	4,695.34
546 Telephone - Cellular	1,973.36
547 Telephone- Fax - Regular	2,399.45
548 Travel & Ent	1,092.00
560 Advances and Owner Draws	51,895.72
572 Reconciliation Discrepancy	165.00
580 Miscellaneous	2,000.86
Total Expense	369,746.28
Net Ordinary Income	-164.89
Net Income	**-164.89**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Cash Flows f

or the Year-ending December 31st, 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-164.89
Adjustments to reconcile Net Income	
to net cash provided by operations:	
102 Commission Rec. Issuers	-2,427,006.89
102 Commission Rec. Issuers:1023 - Other Issuer Related	2,411,716.00
102 Commission Rec. Issuers:1026- National Wind Related	-35,800.32
102 Commission Rec. Issuers:1035 - Prom Note - Broad Kowen	51,941.22
102 Commission Rec. Issuers:1036 - Prom Note - Broadview BB	-0.01
200 Accounts Payable:2002 - American Express CC	374.84
200 Accounts Payable:2002.5 - Citi (Costco)	-487.29
200 Accounts Payable:2004 - VISA BBSI 0077	-301.09
200 Accounts Payable:2004 - VISA BBSI 2333	504.17
200 Accounts Payable:2032 - Ted Weldon	94.84
2021 - SIPC	284.49
Net cash provided by Operating Activities	1,155.07
INVESTING ACTIVITIES	
136 Broadview Energy - Kowen	51,941.22
138 Buffalo Wind - Kowen	15,909.08
139 Contra to Wind Energy Proj	-67,850.30
Net cash provided by Investing Activities	0.00
Net cash increase for period	1,155.07
Cash at beginning of period	11,296.77
Cash at end of period	12,451.84

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Cash Flows for the Year Ending December 31st, 2017

	Common Shares	Preferred Series A	Preferred Series B	Preferred Series C	Dividends	Accumulated Losses	Total
Balance at 01-Jan-17							
Common Stock	$72,353						$ 72,353
Preferred - Outstanding		$ 1,806	$ 2,750	$ 7,000	-	-	$ 11,556
Dividends	-	-	-	-	$ (19,503)	-	$ (19,503)
Retained Earnings						$ (53,879)	$ (53,879)
Net Gain (Loss) 2017	-	-	-	-	-	$ (165)	$ (165)
Balance at 31-Dec-17	$72,353	$ 1,806	$ 2,750	$ 7,000	$ (19,503)	$ (54,044)	$ 10,362

The Notes are an integral part of these financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by BrokerBank Securities, Inc. (the "Company") and the methods of applying those principles which materially affect the determination of the financial position, results of operations and cash flows are summarized as follows:

The Corporate Entity

BrokerBank Securities, Inc. is a single-entity US domestic, State of Minnesota-based C Corporation. It conducts business as an SEC Regulated business using the K (2) (i) exemption as a limited securities Broker-Dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its' membership number is 130116 under FINRA and its' SEC File Number is 8-66310. The company earned permission to operate as a member firm with restrictions as contained in its Membership Agreement in May of 2004 and as formally amended in September of 2005. The company does not and may not acquire, hold or trade securities of any kind pursuant to the rules of SEC Regulation D, Sections 501 and 506 as amended and may market certain debt, mutual funds and tax-advantaged securities on an agency and best efforts basis in accordance to each selling agreement.

Description of the Business

The Company is in Minnetonka, Minnesota and is a best-efforts broker-dealer in marketing securities. It is registered with the United States Securities and Exchange Commission ("SEC") and is a Member-Firm of FINRA. The Company operated with an SEC Rule 15c3-3 (k) (2) (i) exemption and will continue to do so in the future. It holds no securities or cash of any type for customers. It does not clear any securities. It is not an introducing broker dealer. The primary business is conducting the marketing of 506 (b) and (c) securities on a best-efforts basis.

Basis for How the Company Accounts for Its' Business Activities

The company follows US Generally Accepted Accounting Principles using the accrual basis method. All revenues, expenses, assets, liabilities and credits incorporate these principles.

Cash and cash Equivalents

The Company defines as cash, all cash in corporate bank accounts, internet accessible accounts (such as PayPal), balances refundable from its' designated regulator and any balance of cash in an account immediately accessible by the Company.

Commissions and Amounts Receivable – Recognition of Uncollectible Amounts

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

Revenue Recognition

Commissions due are recorded by the Company when the amounts paid by customers to issuers have cleared the issuers' bank account.

Depreciation

Depreciation is calculated using an equal monthly write-off based on Managements' best estimated as to the practical usefulness of the asset being considered. For all practical purposes this amounts to three years for the electronic equipment that the Company uses.

Estimates When Required

For the preparation and presentation of financial statements that are in conformity with generally accepted accounting purposes in the United States of America, the Management of the Company is required to make assumptions and estimates, where applicable, that affect and have an impact upon reported amounts for assets, liabilities and credits and disclosures of contingent amounts, if any, as of the date where a report of the financial statement s of the company has been made. Actual reported amounts could and may vary substantially from subsequent amounts reported as of the date of the financial statements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value and haircut disclosure requirements are noted on the financial statements at either the lower of the actual cost of the security or their quoted market value. The securities noted on the Company's financial statement have the highest credit ranking of any equity in the world.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2017, the Company did not have any of the components of Comprehensive Income to report as addition items in these financial statements.

Concentrations
The Company is not dependent on any one sources of revenues.

The Company has ascertained that there were no subsequent events that have occurred that would affect the balance sheet or the overall financial position that would require making a disclosure to the shareholders or stakeholders. This evaluation was performed through to February 10, 2018.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of SEC Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. This amounts to $ 5,000. Net capital may and the related ret capital amount and rations may fluctuate daily. There were no material inadequacies in the amount reported Net Capital in the audited Computation of Net Capital and the Broker-Dealers' corresponding Part IIA submission of Net Capital in the FOCUS Report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3 (k)(2)(i). The Company promptly transmits and forwards all customer checks received to the issuer or the issuers' corresponding financial institution as instructed. The Company has no customer accounts that contain, receive or distribute cash and securities, not does it have an introducing relationship with any clearing firm.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have any clearing arrangements. It is responsible for lease payments for the premises that it occupies as well as for telecommunications charges monthly. There were no known contingency requirements or need for financial provisions as of December 31, 2017.

NOTE E – SIPC CONSIDERATIONS – RECONCILIATION, IF WARRANTED

SEC Rule 17a-5 (e) (4) requires a SEC Registered Broker-Dealer to file a supplemental report which includes procedures related to the Broker-Dealers' IPC annual general reconciliation or exclusion-from-membership forms. In circumstance where a Broker-Dealer reports less than $ 500,000 of gross revenues (which applies to the Company in 2017), the Broker-Dealer is not required to file the Supplemental Income Report, but is required to file with SIPC, Annual Audited Financial Statements.

NOTE F – ASSETS RECORDED LASTING MORE THAN ONE YEAR

Furniture and Equipment	3 Year Useful Life	cost	$ 26,800
Less – accumulated depreciation			($ 26,800)
Net Fixed Asset Cost			**$ 0.00**

NOTE G – RENT PAID FOR USE OF PREMISES

The amount of rent paid for office premises and off-site storage in 2017 was **$ 10,996.00** .

NOTE H – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2017. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2017.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements of the FASB Accounting Standards Codification.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short-term maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of the vendor to validate that the inputs used in the vendor pricing are deemed to be observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security	Level 1	Level 2	Level 3	Total
Money Market				$0
Marketable Securities	$4,439			$4,439
Other	$0			$0
Totals	$4,439	$0	$0	$4,439

Fair value of marketable securities on December 31st, 2017 are as follows

Name	Credit Rating	Quoted Share Price	Shares Owned	Fair Value Level 1
Exxon Mobil Corp.	AA+	$ 83.64	50.00	$ 4,290
Totals	Level 1	$ 83.64	50.00	$ 4,290

These securities were carried on the books at a cost price of $ 4,439.01. There is an unrealized loss of $ 257.

There were no other securities carried on the books as of 12-31-2017

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

31-Dec-17	Carried Value	Market Value	Unrealized Loss
Money Market			
Marketable Securities	$4,439	$4,182	$257
Other			
Totals	$4,439	$4,182	$257

The cash cost of the marketable securities position is reflected below.

31-Dec-17	Cost Value
Money Market	
Marketable Securities	$4,439
Other	
Totals	$4,439

The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE I – State of Hawaii Case No. SEU-2015-045 Consent Order

On October 23, 2017, the State of Hawaii Department of Commerce and Consumer Affairs issued a Final Consent Order against BrokerBank Securities, Inc. for which BrokerBank shall cease and desist transacting any securities business in the State of Hawaii for a period of three years. In addition, the firm was assessed an administrative penalty of $ 12,500 of which $ 7,000 was suspended and $ 5,500 was paid by the firm to the state in the fourth quarter of 2017. In the event that the firm transact securities business of any kind and without being registered in the State of Hawaii, the suspended amount will become immediately due and payable.

Supplementary Information
This has been provided Pursuant to Rule 17a-5 of the
US Securities and Exchange Act of 1934
As of and for the Fiscal Year Ended December 31, 2017
For BrokerBank Securities, Inc.

BrokerBank Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 for the
US Securities and Exchange Commission

As of and for the Fiscal Year Ended December 31, 2017

Computation of Net Capital		
Stockholders' Equity 12-31-2017		**$10,362**
Nonallowable Assets:		
Other Assets	$ 950	
Subtotal	**$ 950**	**-$950**
Securities Haircut		**-$627**
Net Capital (NC)		**$8,785**
Computation of Basic Net Capital Requirement		
Minimum net capital required		$203
Minimum net dollar requirement		$5,000
Net Capital Requirement		$5,000
Excess net capital		**$3,785**
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		$3,039
Percentage of Aggregate Indebtedness to Net Capital (NC)		**34.6%**
Reconciliation of the Computation of Net Capital Reported Under Rule 15c3-1		
Net Capital per FOCUS IIA as of December 31, 2017		**$8,529**
Adjustments:		
Increase (Decrease) Change in Equity		$256
(Increase) Decrease in Non-Allowable Assets (Increase)		$0
Decrease in Securities Haircuts		$0
(Increase) Decrease in Undue Concentration Charges		$0
NC per this Financial Statement Audit		**$8,785**
Reconciled Difference		-

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Supplemental Schedule Required by Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2017

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers do not have accounts with the Company that require the custody of securities. The firm is not and introducing firm. The Company is therefore exempt by Rule 15c3-3 (K) (2) (i).

Statement of Changes in Liabilities Subordinated to the Claims of general Creditors

Balances of such claims as of January 1, 2017	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2017	$ -

The Notes are an integral part of these financial statements

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Phillip Wright
Brokerbank Securities, Inc.
12800 Whitewater Drive
Suite 100
Minnetonka, MN 55343

Dear Phillip Wright:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Brokerbank Securities, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Brokerbank Securities, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Brokerbank Securities, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Brokerbank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokerbank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 14, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

BrokerBank Securities, Inc.
Private Investment Banking – Member: FINRA / SiPC
Technology - Medical Device – General Securities

March 4, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, BrokerBank Securities, Inc.

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;

2. We have met the identified exemption from January 1st, 2017 through December, 31, 2017 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Philip Wright 3.4.2018

PRESIDENT NAME
CEO and Owner
BrokerBank Securities, Inc.

Date

Effective April 1, 2016 – 12800 Whitewater Drive – Suite 100 Minnetonka, MN 55343-9406 U.S.A.
952-943-3925 (Ph.) 952-484-0083 (C) No fax – scan and e-mail – more secure
ppwright@brokerbanksecurities.com – https://brokerbanksecurities.com
Member: FINRA – SIPC since May 2004

PCAOB®
Public Company Accounting Oversight Board

Registration, Annual and Special Reporting

Home > Firm Summary

BRYANT A. GAUDETTE, INC. (6340)

Registration Status:	Currently Registered
Headquarters Address:	21320 Provincial Blvd., #100, Katy, TX 77450
Other Names Used in Issuing Audit Reports:	Bryant A. Gaudette, CPA
Predecessor Firm to Whose Registration the Firm Succeeded:	None
Registration Date:	01/10/2017

For a list of issuers (if any) that the firm has audited, or in whose audits the firm has played a substantial role, see Part IV of the firm's annual reports.

Registration

Application for Registration (Form 1)

Disciplinary Proceedings

None

Annual and Special Reporting by the Firm

Form	Filed Date	Special Report Relates To
Annual Report (Form 2) For Reporting Year 2017	09/20/2017	

Inspection Reports

None

Auditor Reporting of Certain Audit Participants

None

FINRA™

Financial Industry Regulatory Authority

February 27, 2018

Mr. Philip Wright
Chief Executive Officer
BrokerBank Securities, Inc.
12800 Whitewater Drive, Suite 100
Minnetonka, MN 55343

Re: BrokerBank Securities, Inc., December 31, 2017 Annual Audit Report

Dear Mr. Wright:

In reply to your letter dated February 26, 2018, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2017 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 30 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before April 2, 2018 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Greg Luken

Greg Luken
Principal Regulatory Coordinator

/clw

Cc: Mr. Robert J. Burson
Acting Regional Director
SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

Ms. Almira Muscovic
FINRA
Department of Financial Operations Policy
(via electronic mail)

Investor protection. Market integrity.

120 West 12th Street
Suite 800
Kansas City, MO 64105

t 816 421 5700
f 816 421 5029
www.finra.org

BrokerBank Securities, Inc.

Financial Statements and Supplemental Schedules Required by the

US Securities and Exchange Commission

For the Year Ended December 31st, 2017

(With Independent PCAOB Auditor's Report Thereon)

And

Supplementary Information

December 31st, 2017

BrokerBank Securities, Inc.

Contents

The Notes are an integral part of these financial statements

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Brokerbank Securities, Inc.
12800 Whitewater Drive Suite 100
Minnetonka MN 55343

Opinion on The Financial Statements

We have audited the statement of financial condition of Brokerbank Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Brokerbank Securities, Inc.'s auditor since December 31, 2017.

Katy, TX 77450

March 14, 2018